Exhibit 3.4

AMENDMENT TO

DESIGNATION OF THE PREFERENCES, CONVERSION

AND OTHER RIGHTS, VOTING POWERS, RESTRICTIONS,

LIMITATIONS AS TO DISTRIBUTIONS, QUALIFICATIONS AND TERMS

AND CONDITIONS OF REDEMPTION

OF THE

SERIES A PREFERRED UNITS

Four Springs Capital Trust Operating Partnership, L.P. (the “Partnership”) hereby amends the Designation of the Preferences, Conversion and Other Rights, Voting Powers, Restrictions, Limitations as to Distributions, Qualifications and Terms and Conditions of Redemption of the Series A Preferred Units (the “Series A Designation”) as follows:

The Series A Designation is hereby amended by deleting the first paragraph of Section 2(F) thereof and inserting in lieu thereof the following:

2.                                      Terms of the Series A Preferred Units.

F.                                      Automatic Conversion. The Series A Preferred Units will automatically convert into Common Units, without any further action on the part of the Limited Partner, in its capacity as the holder of Series A Preferred Units, upon the earlier to occur of: (1) the listing of the REIT Shares for registration on a national securities exchange (a “Listing Event”); and (2) in the event that the aggregate value of the REIT’s properties equal or exceed $500 million, in the aggregate on a cost basis (a “Substantial Size Event”).  Upon the conversion of the Series A Preferred Units, pursuant to a Listing Event or a Substantial Size event, holders of Series A Preferred Units shall be entitled to receive an amount equal to all distributions (whether or not declared) accumulated and unpaid thereon through and including the Series A Conversion Date.